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Fred Schlomka

CEO - Managing Partner at Green Olive Collective Inc.

Israel · 500+ connections · **Contact info**

 **Green Olive Collective Inc.**

Lendrick Muir

About

For over twenty-five years Fred Schlomka has developed companies and non-profit organizations on both sides of the Atlantic including American Caribbean Builders in Florida and Mosaic Communities in Israel. In 2003 he was ... see more

   **Israeli tourist company holds West Bank tours** 🎥

Activity

1,326 followers

 **Check out our calendar of tours. Whether you're looking to tour...**
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1 Like

 **How much to tip, and when on your Green Olive Tour? We have the...**
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This interview raises some very interesting points about what people...
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Israel welcomes 10% increase in tourists in 2019. It is our job to...
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Experience

 **Green Olive Collective Inc.**
12 yrs 4 mos

 **CEO**
Oct 2012 – Present · 7 yrs
USA - Palestine - Israel

Established as a holding company for:
Green Olive Tours - www.greenolivetourscom
Murad Tours - www.muradtours.com
Made In Peace - www.madeinpeace.com

3 Palestinian & 3 Israeli Working Partners

 **CEO - Managing Partner**
Jun 2007 – Present · 12 yrs 4 mos
Greater Minneapolis-St. Paul Area

The Green Olive Collective was created in 2007 has 9 Working Partners - 5 Israeli and 4 Palestinian. The company is a Social Enterprise and the main activity is operating cultural and

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Consultant
Fred Schlomka

Aug 2005 – Dec 2007 · 2 yrs 5 mos

Provides executive services for business, non-profit organizations (NGOs), and individuals seeking to develop operations or study the economic/social/political framework of the situation in Palestine/Israel. Mr Schlomka's large network of contacts and depth of experience in the region can be accessed to for the following purposes:... See more

Executive Director
Mosaic Communities

Sep 2003 – Aug 2005 · 2 yrs

* organizational development
* fundraising
* program development
* grass roots membership development... See more

Fellow
Echoing Green

2003 – 2005 · 2 yrs

Founded and developed Mosaic Communities, an organization devoted to creating new Arab/Jewish communities in Israel

Operations Manager
Israeli Committee Against House Demolitions (ICAHD)

Jun 2001 – Aug 2003 · 2 yrs 3 mos

* organizational development
* staff supervision
* project development
* fundraising... See more

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Education

Lendrick Muir
1966 – 1969

Licenses & Certifications

2nd Degree Black Belt - ITKF Shotokan Karate
Sensei Avi Rokah

Issued May 2011 · No Expiration Date

See credential

Skills & Endorsements

Public Relations · 57

Gerard Heelan and 56 connections have given endorsements for this skill

Fundraising · 50

Gerard Heelan and 49 connections have given endorsements for this skill

Nonprofits · 37

Endorsed by **Eitan Michaeli and 1 other who is highly skilled at this**

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Recommendations

Received (4)   Given (3)

Jed Harris
Puretec Industrial Water
August 29, 2008, Jed was a client of Fred's

Fred was able to provide a highly customized and comprehensive itinerary that offered a once in a lifetime "off the beaten path" tour of Israel and the Palestinian Territories. I carefully shopped around before my visit and no other tour operator could match his range of services and network of guides. If you ar... **See more**

Dan P.
JamesAllen.com Shopping Channel PPC Manager at Signet
August 15, 2008, Dan was a client of Fred's

I've been on numerous tours with Fred. He is meticulous in his planning and explanations, so that all participants are well-prepared in advance for the various tours he organizes via toursinenglish.com

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